SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

February 14, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 05156V102	Page 2 of 13

1.	Name of reporting person Lumira Capital Investment Management Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,934,271*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,934,271*

11.	Aggregate amount beneficially owned by each reporting person 2,934,271*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.77%**
14.	Type of reporting person CO

*	Consists of: (i) 2,355,600 common shares, no par value (the “Common Shares”) of Aurinia Pharmaceuticals Inc. (the “Issuer”) held by Lumira Capital II, L.P. (“LCII”); (ii) 217,820 Common Shares of the Issuer held by Lumira Capital II (International), L.P. (“LCII (Int)”); (iii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days; (iv) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days; (v) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days; and (vi) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days.

**	Based on: (i) 61,094,000 Common Shares issued and outstanding as of March 20, 2017, as reported to the Reporting Persons by the Issuer, plus (ii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days, plus (iii) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days, plus (iv) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days, plus (v) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days, of which (ii)-(v) are treated as issued and outstanding only for the purpose of computing the percentage ownership of Lumira Capital Investment Management Inc. pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 3 of 13

1.	Name of reporting person Lumira Capital II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,685,910*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,685,910*

11.	Aggregate amount beneficially owned by each reporting person 2,685,910*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.37%**
14.	Type of reporting person PN

*	Consists of: (i) 2,355,600 Common Shares of the Issuer held by LCII; (ii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days; and (iii) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days.

**	Based on: (i) 61,094,000 Common Shares issued and outstanding as of March 20, 2017, as reported to the Reporting Persons by the Issuer, plus (ii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days, plus (iii) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days, of which (ii) and (iii) are treated as issued and outstanding only for the purpose of computing the percentage ownership of LCII pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 4 of 13

1.	Name of reporting person Lumira Capital II (International), L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 248,361*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 248,361*
11.	Aggregate amount beneficially owned by each reporting person 248,361*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.41%**
14.	Type of reporting person PN

*	Consists of: (i) 217,820 Common Shares of the Issuer held by LCII (Int); (ii) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days; and (iii) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days.

**	Based on: (i) 61,094,000 Common Shares issued and outstanding as of March 20, 2017, as reported to the Reporting Persons by the Issuer, plus (ii) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days, plus (iii) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days, of which (ii) and (iii) are treated as issued and outstanding only for the purpose of computing the percentage ownership of LCII (Int) pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 5 of 13

1.	Name of reporting person Lumira Capital GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,934,271*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,934,271*

11.	Aggregate amount beneficially owned by each reporting person 2,934,271*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.77%**
14.	Type of reporting person PN

*	Consists of: (i) 2,355,600 Common Shares of the Issuer held by LCII; (ii) 217,820 Common Shares of the Issuer held by LCII (Int); (iii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days; (iv) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days; (v) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days; and (vi) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days.

**	Based on: (i) 61,094,000 Common Shares issued and outstanding as of March 20, 2017, as reported to the Reporting Persons by the Issuer, plus (ii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days, plus (iii) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days, plus (iv) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days, plus (v) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days, of which (ii)-(v) are treated as issued and outstanding only for the purpose of computing the percentage ownership of Lumira Capital GP, L.P. pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 6 of 13

1.	Name of reporting person Lumira GP Holdings Co.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reorting person with	7.	Sole voting power 0
	8.	Shared voting power 2,934,271*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,934,271*

11.	Aggregate amount beneficially owned by each reporting person 2,934,271*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.77%**
14.	Type of reporting person CO

*	Consists of: (i) 2,355,600 Common Shares of the Issuer held by LCII; (ii) 217,820 Common Shares of the Issuer held by LCII (Int); (iii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days; (iv) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days; (v) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days; and (vi) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days.

**	Based on: (i) 61,094,000 Common Shares issued and outstanding as of March 20, 2017, as reported to the Reporting Persons by the Issuer, plus (ii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days, plus (iii) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days, plus (iv) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days, plus (v) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days, of which (ii)-(v) are treated as issued and outstanding only for the purpose of computing the percentage ownership of Lumira GP Holdings Co. pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 7 of 13

1.	Name of reporting person Lumira GP Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,934,271*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,934,271*

11.	Aggregate amount beneficially owned by each reporting person 2,934,271*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.77%**
14.	Type of reporting person CO

*	Consists of: (i) 2,355,600 Common Shares of the Issuer held by LCII; (ii) 217,820 Common Shares of the Issuer held by LCII (Int); (iii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days; (iv) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days; (v) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days; and (vi) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days.

**	Based on: (i) 61,094,000 Common Shares issued and outstanding as of March 20, 2017, as reported to the Reporting Persons by the Issuer, plus (ii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days, plus (iii) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days, plus (iv) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days, plus (v) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days, of which (ii)-(v) are treated as issued and outstanding only for the purpose of computing the percentage ownership of Lumira GP Inc. pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 8 of 13

1.	Name of reporting person Benjamin Rovinski
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 42,496*
	8.	Shared voting power 2,934,271**
	9.	Sole dispositive power 42,496*
	10.	Shared dispositive power 2,934,271**

11.	Aggregate amount beneficially owned by each reporting person 2,934,271**
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.77%***
14.	Type of reporting person IN

*	Consists of: (i) 2,355,600 Common Shares of the Issuer held by LCII; (ii) 217,820 Common Shares of the Issuer held by LCII (Int); (iii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days; (iv) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days; (v) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days; and (vi) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days.

**	Based on: (i) 61,094,000 Common Shares issued and outstanding as of March 20, 2017, as reported to the Reporting Persons by the Issuer, plus (ii) 291,409 Common Shares underlying warrants held by LCII that are exercisable within 60 days, plus (iii) 38,901 Common Shares underlying options held by Dr. Rovinski, of which LCII holds all pecuniary interest therein, that are exercisable within 60 days, plus (iv) 26,946 Common Shares underlying warrants held by LCII (Int) that are exercisable within 60 days, plus (v) 3,595 Common Shares underlying options held by Dr. Rovinski, of which LCII (Int) holds all pecuniary interest therein, that are exercisable within 60 days, of which (ii)-(v) are treated as issued and outstanding only for the purpose of computing the percentage ownership of Dr. Rovinski pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 9 of 13

Item 1.

(a) Name of Issuer

Aurinia Pharmaceuticals Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

#1203-4464 Markham Street, Victoria, British Columbia V8Z7X8, Canada.

Item 2.

(a) Name of Person Filing

Lumira Capital Investment Management Inc. (“Lumira Capital”)

Lumira Capital II, L.P. (“LCII”)

Lumira Capital GP, L.P. (“Lumira GP”)

Lumira GP Holdings Co. (“Lumira GP Holdings”)

Lumira GP Inc. (“Lumira GP Inc.”)

Lumira Capital II (International), L.P. (“LCII (Int)”)

Benjamin Rovinski (each a “Reporting Person” and together, the “Reporting Persons”).

Lumira Capital’s principal business is serving as an investment adviser to certain affiliated funds, including LCII and LCII (Int).

Lumira GP’s principal business is serving as the sole general partner of each of LCII and LCII (Int).

Lumira GP Holdings’ principal business is serving as one of two general partners of Lumira GP.

Lumira GP Inc’ principal business is serving as one of two general partners of Lumira GP.

Dr. Rovinski is a director of the Issuer and a managing director of Lumira Capital.

(b) Address of Principal Business Office or, if none, Residence

The business address of each of the Reporting Persons is 141 Adelaide Street West, Suite 770, Toronto, Ontario, Canada M5H 3L5.

(c) Citizenship

Dr. Rovinski is a Canadian citizen. Each of the other Reporting Persons is organized under the laws of Canada.

(d) Title of Class of Securities

Common Shares, no par value (“Common Shares”).

(e) CUSIP Number

05156V102.

CUSIP No. 05156V102	Page 10 of 13

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐  Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐  Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐  Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐  Investment company registered under Section 8 of the Investment Company Act;

(e) ☐  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Items 4(a)-(c) as of the date hereof is set forth in Rows (7)-(13) of the cover page for each Reporting Person. By virtue of the relationships described in Item 2(a) herein, each of Dr. Rovinski, Lumira Capital, Lumira GP, Lumira GP Inc. and Lumira GP Holdings may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which each of LCII and LCII (Int) directly beneficially owns. Each of Dr. Rovinski, Lumira Capital, Lumira GP, Lumira GP Inc. and Lumira GP Holdings disclaims beneficial ownership of such Common Shares. As of the date hereof, Dr. Rovinski holds 38,901 options to acquire Common Shares of the Issuer that are exercisable within 60 days, of which LCII holds all pecuniary interest therein, and 3,595 options to acquire Common Shares of the Issuer that are exercisable within 60 days, of which LCII (Int) holds all pecuniary interest therein.

The Reporting Persons filing this Schedule 13G inadvertently failed to file a report when originally due, but made this corrective filing when the oversight was discovered. The Reporting Persons’ ownership of the Common Shares exceeded 5% of the class when the Reporting Persons acquired the shares; however, as a result of subsequent issuances of Common Shares by the Issuer, the ownership of the Reporting Persons was reduced and the Reporting Persons ceased to be beneficial owners of more than 5% of the Common Shares as of March 20, 2017. The ownership totals stated in Rows (7)-(13) of the cover page for each Reporting Person reflect the reduction in such security ownership of the Reporting Persons, and are current as of the date of this Schedule 13G.

On September 20, 2013, Dr. Rovinski became a director of the Issuer. On September 20, 2013, LCII acquired 610,238 Common Shares of the Issuer and 305,119 warrants exercisable within 60 days of September 20, 2013, representing approximately 7.22% of the Common Shares of the Issuer outstanding as of that date. Such percentage was calculated based on (i) 12,373,589 Common Shares issued and outstanding as of September 20, 2013, as reported to the Reporting Person by the Issuer, plus (ii) 305,119 Common Shares issuable to the Reporting Person upon the exercise of outstanding warrants that were exercisable within 60 days of September 20, 2013.

On September 20, 2013, LCII (Int) acquired 56,428 Common Shares of the Issuer and 28,214 warrants exercisable within 60 days of September 20, 2013, representing approximately 0.68% of the Common Shares of the Issuer outstanding as of that date. Such percentage was calculated based on (i) 12,373,589 Common Shares issued and outstanding as of September 20, 2013, as reported to the Reporting Person by the Issuer, plus (ii) 28,214 Common Shares issuable to the Reporting Person upon the exercise of outstanding warrants that were exercisable within 60 days of September 20, 2013.

CUSIP No. 05156V102	Page 11 of 13

On February 14, 2014, LCII acquired 1,165,636 Common Shares of the Issuer and 291,409 warrants exercisable within 60 days of February 14, 2014. As of that date, LCII beneficially owned 2,390,709 Common Shares of the Issuer, consisting of (i) 1,775,874 Common Shares, (ii) 596,528 Common Shares that were issuable to the Reporting Person upon the exercise of outstanding warrants that were exercisable within 60 days of February 14, 2014, and (iii) 18,307 Common Shares that were issuable to Dr. Rovinski upon exercise of outstanding options that were exercisable within 60 days of February 14, 2014, of which LCII held all pecuniary interest therein, representing approximately 7.49% of the Common Shares of the Issuer outstanding as of that date. Such percentage was calculated based on (i) 31,294,500 Common Shares issued and outstanding as of February 14, 2014, as reported to the Reporting Person by the Issuer, plus (ii) 596,528 Common Shares issuable to the Reporting Person upon the exercise of outstanding warrants that were exercisable within 60 days of February 14, 2014, plus (iii) 18,307 Common Shares that were issuable to Dr. Rovinski upon the exercise of outstanding options that were exercisable within 60 days of February 14, 2014, of which LCII held all pecuniary interest therein.

On February 14, 2014, LCII (Int) acquired 107,785 Common Shares of the Issuer and 26,946 warrants exercisable within 60 days of February 14, 2014. As of that date, LCII (Int) beneficially owned 221,066 Common Shares of the Issuer, consisting of (i) 164,213 Common Shares, (ii) 55,160 Common Shares that were issuable to the Reporting Person upon the exercise of outstanding warrants that were exercisable within 60 days of February 14, 2014, and (iii) 1,693 Common Shares that were issuable to Dr. Rovinski upon exercise of outstanding options that were exercisable within 60 days of February 14, 2014, of which LCII held all pecuniary interest therein, representing approximately 0.71% of the Common Shares of the Issuer outstanding as of that date. Such percentage was calculated based on (i) 31,294,500 Common Shares issued and outstanding as of February 14, 2014, as reported to the Reporting Person by the Issuer, plus (ii) 55,160 Common Shares issuable to the Reporting Person upon the exercise of outstanding warrants that were exercisable within 60 days of February 14, 2014, plus (iii) 1,693 Common Shares that were issuable to Dr. Rovinski upon the exercise of outstanding options that were exercisable within 60 days of February 14, 2014, of which LCII held all pecuniary interest therein.

On September 16, 2016, LCII exercised 305,119 warrants of the Issuer. As of that date, LCII beneficially owned 2,399,863 Common Shares of the Issuer, consisting of (i) 2,080,993 Common Shares, (ii) 291,409 Common Shares that were issuable to the Reporting Person upon the exercise of outstanding warrants that were exercisable within 60 days of September 16, 2016, and (iii) 27,461 Common Shares that were issuable to Dr. Rovinski upon the exercise of outstanding options that were exercisable within 60 days of September 16, 2016, of which LCII held all pecuniary interest therein, representing approximately 6.14% of the Common Shares of the Issuer outstanding as of that date. Such percentage was calculated based on (i) 38,794,000 Common Shares issued and outstanding as of September 16, 2016, as reported to the Reporting Person by the Issuer, plus (ii) 291,409 Common Shares issuable to the Reporting Person upon the exercise of outstanding warrants that were exercisable within 60 days of September 16, 2016, plus (iii) ) 27,461 Common Shares that were issuable to Dr. Rovinski upon the exercise of outstanding options that were exercisable within 60 days of September 16, 2016, of which LCII held all pecuniary interest therein.

On September 16, 2016, LCII (Int) exercised 28,214 warrants of the Issuer. As of that date, LCII (Int) beneficially owned 221,912 Common Shares of the Issuer, consisting of (i) 192,427 Common Shares of the Issuer, (ii) 26,946 Common Shares of the Issuer that were issuable to the Reporting Person upon the exercise of outstanding warrants that were exercisable within 60 days of September 16, 2016, and (iii) 2,539 Common Shares that were issuable to Dr. Rovinski upon the exercise of outstanding options that were exercisable within 60 days of September 16, 2016, of which LCII (Int) held all pecuniary interest therein, representing approximately 0.57% of the Common Shares of the Issuer outstanding as of that date. Such percentage was calculated based on (i) 38,794,000 Common Shares issued and outstanding as of September 16, 2016, as reported to the Reporting Person by the Issuer, plus (ii) 26,946 Common Shares issuable to the Reporting Person upon the exercise of outstanding warrants that were exercisable within 60 days of September 16, 2016, plus (iii) 2,539 Common Shares that were issuable to Dr. Rovinski upon the exercise of outstanding options that were exercisable within 60 days of September 16, 2016, of which LCII (Int) held all pecuniary interest therein.

On March 20, 2017, LCII purchased 274,607 Common Shares of the Issuer. As of that date, LCII beneficially owned 2,685,910 Common Shares of the Issuer, consisting of (i) 2,355,600 Common Shares of the Issuer, (ii) 291,409 Common Shares of the Issuer issuable to the Reporting Person upon the exercise of outstanding warrants that are exercisable within 60 days of the date hereof, and (iii) 38,901 Common Shares that are issuable to Dr. Rovinski upon the exercise of outstanding options that are exercisable within 60 days of the date hereof, of which LCII holds all pecuniary interest therein, representing approximately 4.37% of the Common Shares of the Issuer outstanding as of that date. Such percentage was calculated based on (i) 61,094,000 Common Shares issued and outstanding as of March 20, 2017, as reported to the Reporting Person by the Issuer, plus (ii) 291,409 Common Shares issuable to the Reporting Person upon the exercise of outstanding warrants that are exercisable within 60 days of the date hereof, plus (iii) 38,901 Common Shares that are issuable to Dr. Rovinski upon the exercise of outstanding options that are exercisable within 60 days of the date hereof, of which LCII holds all pecuniary interest therein.

On March 20, 2017, LCII (Int) purchased 25,393 Common Shares of the Issuer. As of that date, LCII (Int) beneficially owned 248,361 Common Shares of the Issuer, consisting of (i) 217,820 Common Shares of the Issuer, (ii) 26,946 Common Shares of the Issuer issuable to the Reporting Person upon the exercise of outstanding warrants that are exercisable within 60 days of the date hereof, and (iii) 3,595 Common Shares that are issuable to Dr. Rovinski upon the exercise of outstanding options that are exercisable within 60 days of the date hereof, of which LCII (Int) holds all pecuniary interest therein, representing approximately 0.41% of the Common Shares of the Issuer outstanding as of that date. Such percentage was calculated based on (i) 61,094,000 Common Shares issued and outstanding as of March 20, 2017, as reported to the Reporting Person by the Issuer, plus (ii) 26,946 Common Shares issuable to the Reporting Person upon the exercise of outstanding warrants that are exercisable within 60 days of the date hereof, plus (iii) 3,595 Common Shares that are issuable to Dr. Rovinski upon the exercise of outstanding options that are exercisable within 60 days of the date hereof, of which LCII (Int) holds all pecuniary interest therein.

CUSIP No. 05156V102	Page 12 of 13

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

Not applicable.

EXHIBITS

1. Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

2. Item 8 Statement.

CUSIP No. 05156V102	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2017

LUMIRA GP HOLDINGS CO.	LUMIRA GP INC.

By: /s/ Vasco Larcina	By: /s/ Vasco Larcina
Name: Vasco Larcina	Name: Vasco Larcina
Title: VP Finance	Title: VP Finance

LUMIRA CAPITAL GP, L.P.	LUMIRA CAPITAL INVESTMENT MANAGEMENT INC.

By: Lumira GP Holdings Co., its general partner	By: /s/ Vasco Larcina
Name: Vasco Larcina
By: /s/ Vasco Larcina	Title: VP Finance
Name: Vasco Larcina
Title: VP Finance

LUMIRA CAPITAL II, L.P.	LUMIRA CAPITAL II (INTERNATIONAL), L.P.

By: Lumira Capital GP, L.P., its general partner	By: Lumira Capital GP, L.P., its general partner

By: Lumira GP Holdings Co., as general partner of Lumira Capital GP, L.P.	By: Lumira GP Holdings Co., as general partner of Lumira Capital GP, L.P.

By: /s/ Vasco Larcina	By: /s/ Vasco Larcina
Name: Vasco Larcina	Name: Vasco Larcina
Title: VP Finance	Title: VP Finance

BENJAMIN ROVINSKI

By: /s/ Benjamin Rovinski